Exhibit 99.2

Form of Proxy Card

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
ANNUAL MEETING OF MEMBERS
TO BE HELD ON DECEMBER 8, 2010

This Proxy is Solicited on Behalf of the Board of Directors

The undersigned shareholder of CHINA GERUI ADVANCED MATERIALS GROUP LIMITED, a British Virgin Islands company (the “Company”), acknowledges receipt of the Notice of Annual Meeting of Members and Proxy Statement, dated November 26, 2010, and hereby constitutes and appoints Mr. Mingwang Lu and Mr. Edward Meng, or either of them acting singularly in the absence of the other, with full power of substitution in either of them, the proxies of the undersigned to vote with the same force and effect as the undersigned all the Company’s Ordinary Shares which the undersigned is entitled to vote at the 2010 Annual Meeting of Members to be held on December 8, 2010, and at any adjournment or adjournments thereof, hereby revoking any proxy or proxies heretofore given and ratifying and confirming all that said proxies may do or cause to be done by virtue thereof with respect to the following matters:

The undersigned hereby instructs said proxies or their substitutes:

1.	Elect as Directors the nominees listed below:

01	Mingwang Lu	FOR	☐	WITHHOLD AUTHORITY	☐
02	Yi Lu	FOR	☐	WITHHOLD AUTHORITY	☐
03	Harry Edelson	FOR	☐	WITHHOLD AUTHORITY	☐
04	J.P. Huang	FOR	☐	WITHHOLD AUTHORITY	☐
05	Kwok Keung Wong	FOR	☐	WITHHOLD AUTHORITY	☐
06	Yunlong Wang	FOR	☐	WITHHOLD AUTHORITY	☐
07	Maotong Xu	FOR	☐	WITHHOLD AUTHORITY	☐

2.           Approve the ratification of UHY Vocation HK CPA Limited as the Company’s accountant for fiscal year 2010.

FOR	☐	AGAINST	☐	ABSTAIN	☐

3.           Approve the China Gerui Advanced Materials Group Limited 2010 Share Incentive Plan.

FOR	☐	AGAINST	☐	ABSTAIN	☐

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED; IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR ALL PROPOSALS LISTED ON THE FRONT OF THIS PROXY CARD. IN THEIR DISCRETION, THE PROXIES ARE ALSO AUTHORIZED TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING, INCLUDING (WITHOUT LIMITATION) THE ELECTION OF ANY PERSON TO THE BOARD OF DIRECTORS WHERE A NOMINEE NAMED IN THE PROXY STATEMENT DATED NOVEMBER 26, 2010 IS UNABLE TO SERVE OR, FOR GOOD CAUSE, WILL NOT SERVE.

I (we) acknowledge receipt of the Notice of Annual Meeting of Members and the Proxy Statement dated November 26, 2010, and the 2009 Annual Report to Stockholders and ratify all that the proxies, or either of them, or their substitutes may lawfully do or cause to be done by virtue hereof and revoke all former proxies.

Please sign, date and mail this proxy immediately in the enclosed envelope.

Name

______

Name (if joint)

_____________

Date _____________, 2010

Please sign your name exactly as it appears hereon. When signing as attorney, executor, administrator, trustee or guardian, please give your full title as it appears hereon. When signing as joint tenants, all parties in the joint tenancy must sign. When a proxy is given by a corporation, it should be signed by an authorized officer and the corporate seal affixed. No postage is required if returned in the enclosed envelope.